February 5, 2021

Equitable Financial Life Insurance Company

1290 Avenue of the Americas, 12th Floor

New York, NY 10104

Attention Funds Management Group

Re:    Participation Agreement among Equitable Financial Life Insurance Company (formerly, AXA Equitable Life Insurance Company) (the “Company”), Eaton Vance Variable Trust (the “Trust”), and Eaton Vance Distributors, Inc. (the “Distributor”)

Dear Sir/Madam:

As we have previously informed you, on October 8, 2020, Morgan Stanley and Eaton Vance Corp. (“EVC”) entered into a definitive agreement under which Morgan Stanley will acquire EVC and its affiliates including the Distributor, and Eaton Vance Management, which serves as investment adviser to the series of the Trust. This transaction is expected to close in March of 2021.

The Company is a party to a Participation Agreement with the Trust and the Distributor (the “Agreement”) under which certain series of the Trust are made available for investment through variable annuity and/or variable life insurance policies issued by the Company. The Agreement includes a provision generally providing that the Agreement “may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that a transaction that does not result in a change of actual control or management of a party hereto shall not be deemed to be an assignment of this Agreement”. Morgan Stanley’s purchase of EVC and its affiliates may constitute an “assignment” of the Agreement pursuant to the foregoing provision, and thus we are seeking your written consent to the assignment of the Agreement. So that the Participation Agreement can continue in effect uninterrupted, we ask that you consent to this assignment by signing this letter as indicated below and returning via email to the undersigned at Bpomeroy@eatonvance.com. This consent will be considered signed when the signature of a party is delivered by scanned image (e.g. .pdf, .tiff, .jpg, .jpeg or other file extension) as an attachment to an email or by other electronic means.

Thank you for your prompt attention to this matter. We look forward to continuing to be of service to you.

Sincerely,

Benjamin Pomeroy

VP, Institutional Relationship Manager

Consent:	Equitable Financial Life Insurance Company
	[Name]	Kenneth Kozlowski

By:
	Title:	Managing Director
	Date:	2/4/2021 | 1:57 PM EST